UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number: 000-31225

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Pinnacle Financial Partners 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

, INC.

211 Commerce Street, Suite 300, Nashville, Tennessee	37201
(Address of principal executive offices)	(Zip Code)

Pinnacle Financial Partners 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of
the Pinnacle Financial Partners 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Pinnacle Financial Partners 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the 2006 basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2006, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Rayburn, Bates & Fitzgerald, PC

Brentwood, Tennessee
June 28, 2007

PINNACLE FINANCIAL PARTNERS 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets
Investments (note 4)	$23,864,667	$5,337,915
Contributions Receivable:
Employer	39,232	7,149
Participants	60,128	18,869
	99,360	26,018
Total assets	$23,964,027	$5,363,933

Net Assets
Net assets available for benefits	$23,964,027	$5,363,933

See accompanying notes to financial statements.

PINNACLE FINANCIAL PARTNERS 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2006 and 2005

	2006	2005

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (note 4)	$1,318,477	$393,197
Interest and dividends	87,580	35,452
	1,406,057	428,649
Contributions:
Participants’	1,072,464	811,657
Employer’s	529,059	257,840
	1,601,523	1,069,497

Transfers into Plan related to merger (note 12):	15,777,342	-
Total additions	18,784,922	1,498,146

Deductions from net assets attributed to:
Benefits paid to participants	184,828	116,121
Total deductions	184,828	116,121
Net increase	$18,600,094	$1,382,025

Net assets available for benefits:
Beginning of year	5,363,933	3,981,908
End of year	$23,964,027	$5,363,933

See accompanying notes to financial statements.

PINNACLE FINANCIAL PARTNERS 401(k) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Plan Description:
The following description of the Pinnacle Financial Partners 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering all employees of Pinnacle Financial Partners, Inc. (the Sponsor) and subsidiaries who are employed during such plan year and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may contribute up to 15% of pretax annual compensation up to the maximum amount allowed by the Internal Revenue Service, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds and a unitized stock fund, comprised of Pinnacle Financial Partners, Inc.’s common stock.

The Sponsor contributes 100% of the first 4% of base compensation that a participant contributes to the Plan. For 2005, the Sponsor contributed 50% of the first 6% of base compensation that a participant contributed to the Plan. Additionally, the Sponsor may elect to make a discretionary contribution to the Plan. Participants who are not employed on the last working day of a plan year are generally not eligible for the Sponsor’s discretionary contribution to the Plan. As of December 31, 2006 and 2005, no discretionary contribution was made to the Plan by the Sponsor. The employer's contributions are invested according to the investment options chosen by the participant.

Participant Accounts: Each participant's account is credited with the participant's contribution and allocations of the Sponsor's contribution and Plan earnings. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting: Vesting in participants' and the Sponsor's contributions plus earnings thereon is immediate.

Participant Loans: A participant may receive a loan based on the loan program set forth by the Plan. Active participants may borrow up to 50% of the vested portion of their accounts, subject to a $50,000 maximum. Loans are collateralized by participant accounts. Loans are repaid through payroll deductions over a maximum of five (5) years, unless the loan is for a primary residence, for which an extended term may be obtained. Current loans bear interest at rates between 4.00% and 8.25%.

PINNACLE FINANCIAL PARTNERS 401(k) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Plan Description: (Continued)
Cash Equivalents: The Plan considers cash and demand and time deposits with maturities of three months or less as cash equivalents.

Operating Expenses: Operating and administrative expenses incurred by the Plan are absorbed by the Sponsor.

Payment of Benefits: On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, annual installments, or an annuity. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(2)	Summary of Significant Accounting Policies:
Basis of Accounting: The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value, except for participant loans and the Federated Capital Preservation Fund. For investments stated at fair value, if available, quoted market prices are used to value investments. The amounts for securities that have no quoted market price represent estimated fair value. Many factors are considered in arriving at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan. Participant loans are stated at cost, which approximates fair value. The Federated Capital Preservation Fund is comprised of investment contracts valued at contract value as estimated by the trustee. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide And Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. The Plan adopted FSP AAG INV-1 in 2006. The adoption did not have a material effect on the Plan’s financial statements as interest rates are adjusted to market periodically. Accordingly, contract value, which represents net contributions plus interest at the contract rate, approximates fair value. The contracts are fully benefit-responsive.

PINNACLE FINANCIAL PARTNERS 401(k) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(2)	Summary of Significant Accounting Policies: (Continued)

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits: Benefits are recorded when paid.

(3)	Administration of Plan Assets:
The Plan's assets are held by the Trustee of the Plan. Contributions are held and managed by the Trustee, which invests cash received, interest and dividend income, and makes distributions to participants. Certain administrative functions are performed by officers or employees of the Sponsor. No such officer or employee receives compensation from the Plan.

(4)	Investments:
Investments are comprised of the following as of December 31, 2006 and 2005:

	2006	2005

Cash equivalents	$3,285,157	$186,535
Mutual funds	1,675,143	1,154,700
Collective investment fund	110,674	-
Pinnacle Financial Partners Unitized Stock Fund	18,720,937	3,912,389
Participant loans	72,756	84,291
	$23,864,667	$5,337,915

Participant loans are secured by a participant’s vested account balance. The outstanding loan amounts cannot exceed 50% of the participants’ vested account value.

The following presents the investments that represent 5% or more of the Plan's net assets as of December 31, 2006 and 2005:

	2006	2005
Pinnacle Financial Partners Unitized Stock Fund, 834,622 and 226,093 units, respectively	$18,720,937	$3,912,389
MG Trust Contribution Account, 2,903,407 and 0 units, repectively	2,903,407	-
	$21,624,344	$3,912,389

During 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,318,477 and $393,197, respectively, as follows:

	2006	2005

Pinnacle Financial Partners Unitized Stock Fund	$1,226,584	$309,009
Mutual funds	91,893	84,188
	$1,318,477	$393,197

PINNACLE FINANCIAL PARTNERS 401(k) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(5)	Related Party Transactions:
At December 31, 2006 and 2005, the Plan owned respectively, 834,622 and 226,093 units of the Pinnacle Financial Partners Unitized Stock Fund, which invests in Pinnacle Financial Partners, Inc. common stock, in addition to investments in short-term money market investments. The fair value of the fund at December 31, 2006 and 2005 was $18,720,937 and $3,912,389, respectively.

Also, certain Plan investments are shares of mutual funds managed by Oppenheimer. Oppenheimer was the trustee as defined by the Plan and, therefore, the transactions qualify as party-in-interest transactions.

(6)	Reconciliation of Form 5500 to Financial Statements:
The following is a reconciliation of net assets available for benefits at December 31, 2006 and 2005 to Schedule H of Form 5500:

	2006	2005

Net assets available for benefits	$23,964,027	$5,363,933
Employer and participant contributions receivable	(99,360)	(26,018)
Net assets available for benefits on Schedule H of Form 5500	$23,864,667	$5,337,915

The following is a reconciliation of the increase in net assets available for benefits for the years ended December 31, 2006 and 2005 to Schedule H of Form 5500:

	2006	2005

Increase in net assets available for benefits	$18,600,094	$1,382,025
Change in employer and participant contributions receivable	(73,342)	3,780
Increase in net assets available for benefits on Schedule H of Form 5500	$18,526,752	$1,385,805

(7)	Tax Status
The “Basic Plan Document” was developed by the Plan’s Trustee and submitted to the Internal Revenue Service (Service) for qualifications as a “prototype” plan. In its letter dated April 22, 2005, the Service opined that the form of this prototype plan is acceptable under Internal Revenue Code Section 401 for use by employers for the benefit of their employees. Although a determination letter has not been requested specifically for this Plan, the Plan’s Trustees believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

PINNACLE FINANCIAL PARTNERS 401(k) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(8)	Plan Termination:
The Sponsor reserves the right to terminate the Plan at any time, subject to the provisions of ERISA. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Internal Revenue Code. Upon termination of the Plan, the Trustee shall pay all liabilities and expenses of the trust.

(9)	Risks and Uncertainties:
The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks and values in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

(10)	Concentration:
At December 31, 2006 and 2005, approximately 76% and 65% respectively, of Plan assets were invested in Pinnacle Financial Partners, Inc. common stock. A significant change in the stock price would have a significant effect on the financial statements.

(11)	Net Assets:
Net assets available for benefits at December 31, 2006 and 2005, include $1,374,681 and $159,727, respectively, of vested benefits allocated to the accounts of participants who as of December 31, 2006 and 2005, had terminated employment with the Sponsor or a Subsidiary Affiliate thereof.

(12)	Transfers into Plan Related to Merger:
On March 15, 2006, the Sponsor acquired Cavalry Bancorp, Inc. During the Plan year ended December 31, 2006, the Sponsor elected to terminate the Cavalry Banking 401(k) Savings Plan and transfer the holdings into the Plan. The termination and transfer occurred on December 29, 2006.

FEIN: 62-1812853
Plan #: 001

PINNACLE FINANCIAL PARTNERS 401(k) PLAN

Schedule H, line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Investments:
*	Pinnacle Financial Partners Unitized Stock Fund:
	Pinnacle Financial Partners, Inc.	549,039 shares of common stock	$ 18,117,511
	MGTrust FBO United Premier Cash Money Market	603,426.150 units	603,426

	Pinnacle Participant Directed Fund:
	MG Trust Contribution Account	2,903,407.080 units	2,903,407
	American Funds Growth Fund of America R3	5,339.169 units	173,256
	Federated Capital Preservation Fund	11,067.359 units	110,674
	Franklin Income Fund A	69,664.579 units	185,308
	Jennison 20/20 Focus Fund Class A	21,341.133 units	342,312
	Munder Mid-Cap Core Growth A	8,041.666 units	202,167
*	Oppenheimer Cash Reserves A	381,750.010 units	381,750
*	Oppenheimer Champion Income Fund A	43.673 units	416
*	Oppenheimer Global Opportunities Fund A	15,299.938 units	549,727
*	Oppenheimer Main Street Small Cap Fund A	3,599.244 units	79,579
*	Oppenheimer Strategic Income Fund A	12,350.593 units	52,984
*	Oppenheimer Value Fund A	3,444.854 units	89,394
			23,791,911

*	Participant loans	Notes, interest rates 4% - 8.25%, due 3/15/2007 - 1/30/2021	72,756

	Total		$ 23,864,667

* Party-in-interest to the Plan

PINNACLE FINANCIAL PARTNERS 401(k) PLAN

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PINNACLE FINANCIAL PARTNERS 401(K) PLAN

/s/ Harold R. Carpenter
Harold R. Carpenter
June 29, 2007	Chief Financial Officer